


15005772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
3/16/15

March 20, 2015

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-20-15

Re: Anthem, Inc.
Incoming letter dated March 16, 2015

Dear Ms. Goodman:

This is in response to your letters dated March 16, 2015 and March 17, 2015 concerning the shareholder proposal submitted to Anthem by John Chevedden. We also have received letters from the proponent dated March 16, 2015, March 17, 2015, March 18, 2015 and March 19, 2015. On March 4, 2015, we issued our response expressing our informal view that, unless the proponent revised the proposal in the manner specified in our response, Anthem could exclude the proposal from its proxy materials for its upcoming annual meeting. You now ask us to concur in your view that the proposal may be excluded under rule 14a-8(i)(10).

We are unable to concur in your view that Anthem may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Anthem's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Anthem has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Anthem may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 19, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # B-5 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the second 2015 no-action request concerning this non-binding rule 14a-8 proposal. The second no-action request was submitted 10-days after the company failed to obtain no-action relief. It took the company all of 10-days in spite of the fact that the rule 14a-8 proposal was revised on March 6, 2015 in accordance with *Anthem, Inc.* (March 4, 2015).

This breaking news article may have an unfolding relationship to the credibility of claims for purported restrictions in a Blue Shield contract:
Why did it take 7 months to learn Blue Shield lost tax-exempt status?
Bryan Chan, Los Angeles Times
March 18, 2015, 7:30 p.m.
http://touch.latimes.com/#section/-1/article/p2p-83093816/

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

Pages 3 through 5 redacted for the following reasons:
- -
Copyrighted Material Omitted

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 18, 2015 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # B-4 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the second 2015 no-action request concerning this non-binding rule 14a-8 proposal. The second no-action request was submitted 10-days after the company failed to obtain no-action relief. It took the company all of 10-days in spite of the fact that the rule 14a-8 proposal was revised on March 6, 2015 in accordance with *Anthem, Inc.* (March 4, 2015).

The so-called precedents starting with *The Dun & Bradstreet Corp.* (Feb. 4, 2011) on page 6 all called for additional action for the respective companies to take. However under the so-called Anthem policy the board "action" is now complete unless a miracle happens. There is absolutely no commitment from the board to take any further action or even conduct a study that could point the path so that the company could eventually transition to a declassified board.

The company incorrectly claims that its statement that criticizes the shareholder proposal is not an opposition statement. In fact the company criticizes the shareholder proposal for not meeting an impossible standard: To be able to predict the current composition of the board months in advance of the proposal publication. The company incorrectly claims that a statement that claims a shareholder proposal could purportedly cost the company $2.8 billion is not an opposition statement.

It is an amazing revelation that the Chair of the Governance Committee is out of contact for more than a week as the date approaches for finalizing the definitive proxy.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

The Board of Directors makes no recommendation on this proposal.

Due to our existing contractual obligations with the Blue Cross and Blue Shield Association ("BCBSA"), we are required to maintain a classified board structure. The Board makes no recommendation on this shareholder proposal because it has already adopted a policy to eliminate the Company's classified board structure if the BCBSA requirement for a classified board is eliminated or is otherwise no longer applicable to us.

The Board has adopted a policy that, if the BCBSA requirement for a classified board is eliminated or is no longer applicable to us, the Board will submit amendments to our Articles of Incorporation recommending approval by the shareholders at our next annual shareholder meeting occurring after the elimination of the requirement, which amendments would eliminate the classified board structure and phase in the annual election of all Directors over a three-year period. If the shareholders approve the amendments to our Articles of Incorporation to eliminate the classified board structure as set forth above, the Board will thereafter amend our By-Laws and other governing documents to implement the elimination of our classified board structure as provided in the Board policy.

The Company is a party to a Blue Cross License Agreement and a Blue Shield License Agreement (collectively, the "BCBS Agreements") with the BCBSA, a national federation of 37 independent Blue Cross and Blue Shield companies. The Company is an independent licensee of BCBSA and the Company's Blue-licensed affiliates serve members in 14 states through Blue-branded health insurance products and services, the income from which makes up a significant part of the Company's operating results. The net revenue attributable to Blue-branded business represented over 80% of the Company's total net revenue in 2014.

Under the BCBS Agreements, the Company must include in its articles of incorporation a requirement that its board be composed of three classes of directors with each class containing as close to one third of the total number of directors as possible and each class of directors serving a three-year term beginning in a year in which no other class' term begins. Failure to maintain this classified board structure would constitute a violation of the BCBS Agreements, which could result in the termination of the Blue Cross and Blue Shield licenses. If the Company's Blue Cross and Blue Shield licenses are terminated, the Company would no longer be permitted to sell Blue Cross and Blue Shield health insurance products and services. The resulting loss of members and revenue would have a material adverse effect on our financial condition and operating results.

In addition, upon termination of the Blue Cross and Blue Shield licenses, the BCBSA would have the right to impose a "Re-establishment Fee" upon us, which would be used, in part, to fund a replacement Blue Cross and/or Blue Shield licensee in the vacated service area. The fee is set at $98.33 per licensed enrollee. As of December 31, 2014 we reported 28.6 million Blue Cross and/or Blue Shield enrollees. If the Re-establishment Fee was applied to our total Blue Cross and/or Blue Shield enrollees as of December 31, 2014, we would be assessed approximately $2.8 billion by the BCBSA.

Further, certain of the proponent's statements do not accurately reflect the current composition of our Board. The average tenure of our Directors as of December 31, 2014 is 6 years and the longest tenure of any director is 14 years (not 20 years as asserted by the proponent). Also, our Corporate Governance Guidelines permit our Directors to serve on no more than 3 other public company boards, which is more restrictive than the policies at the majority of S&P 500 companies that have adopted policies limiting other corporate directorships.

The approval or disapproval of the shareholder proposal will be determined by the vote of a majority of the votes cast on such proposal (excluding abstentions), which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for approval of the shareholder proposal.

Recommendation

For the reasons described above, the Board of Directors makes no recommendation on this proposal.

March 4, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(2) because it may cause Anthem to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligation. Accordingly, unless the proponent provides Anthem with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 18, 2015 a.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # B-3 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the second 2015 no-action request concerning this non-binding rule 14a-8 proposal. The second no-action request was submitted 12-days after the company failed to obtain no-action relief on March 4, 2015. It took the company all of 12-days in spite of the fact that the rule 14a-8 proposal was revised on March 4, 2015 in accordance with *Anthem, Inc.* (March 4, 2015).

The so-called precedents starting with *The Dun & Bradstreet Corp.* (Feb. 4, 2011) on page 6 describe declassification adoption commitments that were on the path to completion. The company response to this rule 14a-8 proposal is to simply adopt a policy that will be parked in its governance policies file waiting for a miracle to happen.

Additional rebuttal will be submitted tonight.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

March 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(2) because it may cause Anthem to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligation. Accordingly, unless the proponent provides Anthem with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 98407-00001

March 17, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Anthem, Inc.*
Supplemental Letter Regarding Revised Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the supplemental no-action request (the "Supplemental No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on March 16, 2015 by Anthem, Inc. (the "Company" or "Anthem"), in response to the revised shareholder proposal (the "Revised Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The Revised Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year." As compared to the Proponent's original proposal (the "Original Proposal"), the Revised Proposal now instructs that implementing its request "could be deferred until such time as it would not interfere with Anthem's existing contractual obligations."

In the Supplemental No-Action Request, we argued that the Revised Proposal could be excluded from the Company's proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal by adopting a Policy on Declassifying the Board (the "Policy"). The Proponent subsequently submitted responses to the Supplemental No-Action Request on March 16 and March 17, 2015 (together, the "Response"). This letter addresses several points raised in the Response.

First, the Response is incorrect in asserting that Anthem received the Staff response regarding the Original Proposal on March 4, 2015. Although the Staff response was dated March 4, 2015, the Staff transmitted it late in the day on Friday, March 6. The Company then acted as expeditiously as possible after receiving the Revised Proposal. While the

Company considered adoption of the Policy, and as described below, discussed it with the Proponent, the Chair of the Governance Committee was out of the country and without cell phone access until March 16. On the date of his return, the Policy was approved and Anthem submitted its Supplemental No-Action Request to the Staff.

Second, the revised statement (the "Revised Company Statement") that Anthem provided to the Proponent is not an "opposition statement" as the term is used in Rule 14a-8(m) because the Company now makes no voting recommendation regarding the Revised Proposal instead of setting forth "reasons why it believes shareholders should vote against" the Revised Proposal. While the Revised Company Statement references the newly enacted Policy, in all other respects its focus on Anthem's existing contractual obligations and the financial impact that could result from violating them remains substantially similar to the initial statement that Anthem sent to the Proponent regarding his Original Proposal on February 27, 2015, more than 30 days in advance of the filing date for the Company's proxy statement. In addition, the Proponent was aware that the Company had been considering adoption of the Policy, as a Company representative had several telephone and email exchanges with him on March 11 to discuss the Policy.

As noted in our Supplemental No-Action Request, the Company will begin printing a portion of its proxy materials on the morning of March 23, 2015. Therefore, we respectfully request that the Staff respond to this matter by the close of business on March 20. Correspondence regarding this matter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance, please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Company's Vice President, Legal and Corporate Secretary, at (317) 488-6562.

Sincerely,



Amy Goodman

Enclosures

cc: Kathleen S. Kiefer, Anthem, Inc.
John Chevedden

101897362.5

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 17, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # B-2 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the second 2015 no-action request concerning this non-binding rule 14a-8 proposal. The second no-action request was submitted 12-days after the company failed to obtain no-action relief on March 4, 2015. It took the company all of 12-days in spite of the fact that the rule 14a-8 proposal was revised on March 4, 2015 in accordance with *Anthem, Inc.* (March 4, 2015).

The company failed to provide a precedent of no-action relief being granted to even one company with a rigid classified board (reinforced in its charter and bylaws) where the company was nonetheless allowed to maintain its rigid classified board in its charter and bylaws in its charter and bylaws.

Anthem also did not commit to do everything in its power to declassify its board.

Additional rebuttal will be submitted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

March 4, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(2) because it may cause Anthem to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligation. Accordingly, unless the proponent provides Anthem with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 16, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # B-1 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the second 2015 no-action request concerning this non-binding rule 14a-8 proposal. The second no-action request was submitted 12-days after the company failed to obtain no-action relief on March 4, 2015. It took the company all of 12-days in spite of the fact that the rule 14a-8 proposal was revised on March 4, 2015 in accordance with *Anthem, Inc.* (March 4, 2015).

The company failed to provide a single precedent of no-action relief being granted to any company that adopted a policy that in turn made both its charter and bylaws misleading or incomplete.

Additionally the company implicitly gave notice today of its violation of the 5-day rule (below with emphasis added) by belatedly providing a copy of its response to the rule 14a-8 proposal revision of March 4, 2105:
(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements **no later than 5 calendar days** after the company receives a copy of your revised proposal; or

Additional rebuttal will be submitted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

March 4, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(2) because it may cause Anthem to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligation. Accordingly, unless the proponent provides Anthem with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 98407-00001

March 16, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Anthem, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 8, 2015 (the "Original No-Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Anthem, Inc. (formerly known as WellPoint, Inc.) (the "Corporation"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Original Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The Staff issued a response on March 4, 2015, pursuant to which the Proponent submitted a revised proposal (the "Revised Proposal") via e-mail on March 6, 2015.

This letter supplements the Corporation's Original No-Action Request. In light of the Staff's response to such request and the Proponent's submission of the Revised Proposal, we supplementally ask that the Staff concur in the alternative that the Revised Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Corporation has substantially implemented the Revised Proposal. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Corporation pursuant to Rule 14a-8(k) and SLB 14D.

As the Corporation will begin printing a portion of the 2015 Proxy Materials on the morning of March 23, 2015, the Corporation respectfully asks the Staff to respond to this letter prior to the close of business on Friday, March 20.

BACKGROUND

On November 23, 2014, the Proponent submitted the Original Proposal, which stated:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

On January 8, 2015, the Corporation submitted the Original No-Action Request notifying the Staff that the Corporation intended to omit from its 2015 Proxy Materials the Original Proposal and statements in support thereof pursuant to Rule 14a-8(i)(2) because implementation of the Original Proposal would cause the Corporation to breach its existing contractual obligations, thereby violating state law.

On March 4, 2015, the Staff issued a response to the Original No-Action Request providing that the Staff would concur in the Corporation's omission of the Original Proposal unless the Proponent timely revised it to specify that implementation could be deferred until it would no longer interfere with the Corporation's existing contractual obligations. In response, the Proponent submitted the following Revised Proposal on March 6, 2015, which included the new language italicized below:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years. *Implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligations.*

As of the date of this letter, the Corporation has adopted a Policy on Declassifying the Board (the "Policy"), which provides as follows:

Policy on Declassifying the Board

Due to our existing contractual obligations with the Blue Cross and Blue Shield Association ("BCBSA"), Anthem, Inc. (the "Corporation") is required to maintain a classified board structure. If the BCBSA requirement for a classified board structure is eliminated or is otherwise no longer applicable to the Corporation, the Board will submit amendments to the Corporation's Articles of Incorporation recommending approval by the shareholders at the next annual shareholder meeting occurring after the elimination of the requirement, which amendments would eliminate the classified board structure and phase in the annual election of all Directors over a three-year period. If the shareholders approve the amendments to the Corporation's Articles of Incorporation to eliminate the classified board structure as provided above, the Board will thereafter amend the Corporation's By-Laws and other governing documents to implement the elimination of the classified board structure as set forth above.

The Policy will be included in the Corporation's proxy statement for its 2015 Annual Meeting of Shareholders. A copy of the Revised Proposal, including its supporting statements and related correspondence, is attached to this letter as Exhibit A. A copy of the Original Proposal, including its supporting statements and related correspondence, is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Revised Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Corporation has substantially implemented the Revised Proposal by adopting the Policy, pursuant to which it will take steps to declassify its Board when doing so "would not interfere with Anthem's existing contractual obligations" as requested by the Revised Proposal.

ANALYSIS

The Revised Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Adoption Of The Policy Substantially Implements The Proposal.

As of the date of this letter, the Corporation has adopted the Policy, which addresses the essential objectives of the Revised Proposal by specifying that, in the event that the Corporation is no longer contractually obligated to maintain a classified board, the Corporation will seek, and recommend, shareholder approval to amend its Articles of Incorporation to phase out its classified Board. As recited in the Original No-Action

Request, Paragraph 4(d) of each of the Blue Cross License Agreement and Blue Shield License Agreement (collectively, the "Agreements") between the Corporation—referred to as the "Plan" in the Agreements—and the BCBSA requires the Plan "to comply with the Membership Standards Applicable to Regular Members of BCBSA."[1] Membership Standard No. 1, included as an exhibit to each of the Agreements, requires the Plan's board to "ensure that the Plan follows appropriate practices of corporate governance." The Preamble to the Membership Standards provides that "[t]he Regular Member Plans shall have authority to interpret these Standards." Pursuant to the Preamble, the Regular Member Plans, acting as a body, have adopted the Guidelines to Administer Membership Standards Applicable to Regular Members, as amended through November 21, 2014 (the "Guidelines"), as the authoritative interpretation of the Membership Standards. These Guidelines are binding on the Regular Member Plans, including the Corporation.[2]

As relevant here, Guideline No. 2.12b to Membership Standard No. 1 provides that the Corporation must require through its Articles of Incorporation that its board "be composed of three classes of directors with each class containing as close to one third of the total number of directors as possible and each class of directors serving a three year term beginning in a year in which no other class' term begins."[3] Violation of this Guideline would constitute a violation of Membership Standard No. 1 and, in turn, Paragraph 4(d) of the Agreements. Such violation would trigger the BCBSA's rights under Paragraph 9(a) of the Agreements to seek enforcement and monetary penalties through an alternative dispute resolution panel, and a continued violation would trigger the BCBSA's right to seek judicial enforcement. In addition, Paragraph 15(d)(iii) of the Agreements requires the Corporation to pay a fee to the

[1] The current versions of the Blue Cross License Agreement and the Blue Shield License Agreement, each as amended through November 21, 2014, are filed as Exhibits 10.13 and 10.14, respectively, to the Corporation's Annual Report on Form 10-K filed on February 24, 2015 (the "2014 Form 10-K"). The relevant provisions of the Agreements have not changed since we filed the Original No-Action Request (which referenced earlier versions of the Agreements).

[2] As noted in the Original No-Action Request, the Corporation cannot unilaterally alter the Agreements, the Membership Standards, or the Guidelines.

[3] The relevant excerpt of the Guidelines was attached as Exhibit E to the Original No-Action Request. The relevant excerpt of the Guidelines has not changed since we filed the Original No-Action Request (which referenced an earlier version of the Guidelines).

BCBSA upon termination of the BCBSA licenses, which would amount to approximately $2.8 billion.[4]

The Policy acknowledges the foregoing obligations imposed by the Agreements and indicates that "the Board will submit amendments to the Corporation's Articles of Incorporation recommending approval by the shareholders at the next annual shareholder meeting occurring after the elimination of the requirement, which amendments would eliminate the classified board structure and phase in the annual election of all Directors over a three-year period." The Policy further provides that, upon shareholder approval of such amendments, the Board will amend the Corporation's By-Laws and other governing documents as necessary to declassify the Board. Therefore, by enacting the Policy, the Corporation has substantially implemented the request of the Revised Proposal to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year." In this regard, the Corporation has taken actions consistent with the language of the Revised Proposal providing that implementation "could be deferred until such time as it would not interfere with [the Corporation's] existing contractual obligations."

C. Exclusion Of The Revised Proposal Under Rule 14a-8(i)(10) Is Supported By Long-Standing Precedent.

The Staff consistently has applied Rule 14a-8(i)(10) to permit exclusion of board declassification proposals in situations where the board lacks unilateral authority to amend its governing documents but has taken all steps within its power to implement the proposal. For example, in *The Dun & Bradstreet Corp.* (avail. Feb. 4, 2011), the Staff noted that the board intended to seek shareholder approval of amendments necessary to declassify the board at the upcoming annual meeting and thus concurred in the exclusion of a proposal requesting that the company "take the steps necessary" to declassify its board and complete the restructuring within one year. *See also IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Co.* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a board declassification proposal where results of the company's own actions to declassify the board were necessarily incomplete at the time of the no-action request, as such declassification would require shareholder approval to take full effect).

---

[4] The fee identified in our Original No-Action Request and on page 32 of the Corporation's 2013 Form 10-K was calculated as $2.6 billion; the $2.8 billion figure is provided on page 33 of the Corporation's 2014 Form 10-K.

Here, the Revised Proposal recognizes an additional bar to implementation imposed by applicable law (i.e., the Corporation's existing contractual obligations) and provides that the Corporation may defer implementing the request to declassify its Board until it is no longer contractually obligated to maintain a classified board structure. As discussed here and in the Original No-Action Request, the Corporation cannot declassify its Board at this time because doing so would cause it to breach the Agreements and violate Illinois law, which governs the interpretation and enforcement of the Agreements. However, consistent with the precedent cited above, the Corporation has taken all lawful steps at this time, through adoption of the Policy, to implement the Revised Proposal. Accordingly, the Corporation has demonstrated that its "policies, practices and procedures compare favorably with the guidelines of the proposal," and the Revised Proposal is excludable pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Corporation excludes the Revised Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Corporation's Vice President, Legal and Corporate Secretary, at (317) 488-6562.

Sincerely,

Amy Goodman



Enclosures

cc: Kathleen S. Kiefer, Anthem, Inc.
John Chevedden

101895288.9

GIBSON DUNN

EXHIBIT A

Subject: FW: Rule 14a-8 Proposal Revision (ANTM)``

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 06, 2015 5:46 PM
To: Kathleen S. Kiefer
Cc: Kleiman, Mary M.
Subject: Rule 14a-8 Proposal Revision (ANTM)``

Dear Ms. Kiefer,
Please see the below Rule 14a-8 Proposal revision.
Please confirm receipt.
Sincerely,
John Chevedden

[ANTM: Rule 14a-8 Proposal, November 23, 2014]
[Revised March 6, 2015 per *Anthem, Inc.*, March 4, 2015]
Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years. Implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligations.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Directors Ramiro Peru, Warren Jobe, George Schaefer (our Chairman), William Ryan and Julie Hill each had 11 to 20-years long-tenure which can negatively impact director independence. And these long-tenured directors controlled 52% of the votes on our most important board committees. Elizabeth Tallett and Kerry Clark were potentially overextended with director responsibilities at 4 public companies each.

Anthem is unfortunately incorporated in Indiana which favors management rights and provides shareholders with a poor level of control. GMI Ratings, an independent investment research firm said Indiana law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Joseph Swedish had $16 million in 2013 Total Summary Pay. Unvested equity pay partially or fully accelerate upon CEO termination. Anthem had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal [4]

EXHIBIT B

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Kathleen S. Kiefer
Corporate Secretary
WellPoint Inc. (WLP)
120 Monument Circle
Indianapolis, IN 46204
PH: 317-488-6000

Dear Ms. Kiefer,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden
FISMA & OMB Memorandum M-07-16

November 23, 2014
Date

cc: Doug Simpson <Douglas.simpson@wellpoint.com>
Vice President, Investor Relations
FX: 800-499-1583
FX: 317-488-6028

[WLP: Rule 14a-8 Proposal, November 23, 2014]
Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Directors Ramiro Peru, Warren Jobe, George Schaefer (our Chairman), William Ryan and Julie Hill each had 11 to 20-years long-tenure which can negatively impact director independence. And these long-tenured directors controlled 52% of the votes on our most important board committees. Elizabeth Tallett and Kerry Clark were potentially overextended with director responsibilities at 4 public companies each.

WellPoint is unfortunately incorporated in Indiana which favors management rights and provides shareholders with a poor level of control. GMI Ratings, an independent investment research firm said Indiana law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Joseph Swedish had $16 million in 2013 Total Summary Pay. Unvested equity pay partially or fully accelerate upon CEO termination. WellPoint had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Kathleen S. Kiefer
Corporate Secretary and Vice President

WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204
Office (317) 488-6562
kathy.kiefer@wellpoint.com

December 2, 2014

VIA OVERNIGHT MAIL AND EMAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of WellPoint, Inc. (the "Company"), which on November 23, 2014 received your shareholder proposal entitled "Elect Each Director Annually" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 23, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 23, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 23, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 23, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 23, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 120 Monument Circle, Indianapolis IN 46204. Alternatively, you may transmit any response by facsimile to me at (317) 488-6616.

If you have any questions with respect to the foregoing, please contact me at (317) 488-6562. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Kathy S. Kiefer
Vice President, Legal & Corporate Secretary

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Personal Investing

P.O. BOX 770001
CINCINNATI, OH 45277-0045

Fidelity INVESTMENTS

ANTM Post-it® Fax Note 7671	Date 12-4-14	# of pages ▶
To Kathleen Kiefer	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 317-488-6028	Fax #	

December 4, 2014

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

Dear Ms. Goodman:

This is in response to your letter dated January 8, 2015 concerning the shareholder proposal submitted to Anthem by John Chevedden. We also have received letters from the proponent dated January 12, 2015 and January 18, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(2) because it may cause Anthem to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligation. Accordingly, unless the proponent provides Anthem with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 18, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2015 company request concerning this non-binding rule 14a-8 proposal.

The company did not claim that its current contracts were perpetual and that they could not expire, be canceled or be modified on grounds unrelated to this proposal. The company did not claim that BSBSA Standards were perpetual. The company did not claim that it could guarantee that BSBSA would be a perpetual customer. The company did not claim that this non-binding proposal called for immediate adoption.

The company did not cite a precedent of a company skipping a vote on a non-binding declassification proposal for the reasons the company is requesting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2015 company request concerning this rule 14a-8 proposal.

It appears that the company implicitly claims that as long as it maintains at least one contract for say $100,000 a year, that mandates a classified board, that it can perpetually prevent shareholders from voting on a non-binding proposal for annual election of each director.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

ANTM

[WLP: Rule 14a-8 Proposal, November 23, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Directors Ramiro Peru, Warren Jobe, George Schaefer (our Chairman), William Ryan and Julie Hill each had 11 to 20-years long-tenure which can negatively impact director independence. And these long-tenured directors controlled 52% of the votes on our most important board committees. Elizabeth Tallett and Kerry Clark were potentially overextended with director responsibilities at 4 public companies each.

WellPoint is unfortunately incorporated in Indiana which favors management rights and provides shareholders with a poor level of control. GMI Ratings, an independent investment research firm said Indiana law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Joseph Swedish had $16 million in 2013 Total Summary Pay. Unvested equity pay partially or fully accelerate upon CEO termination. WellPoint had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 98407-00001

January 8, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Anthem, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Anthem, Inc. (formerly known as WellPoint, Inc.) (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate Illinois Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal or foreign law to which it is subject." As discussed below and for the reasons set forth in the legal opinion provided by Faegre Baker Daniels LLP, the Company's Illinois counsel, attached hereto as Exhibit B (the "Illinois Law Opinion"), we believe that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Illinois law.

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

On numerous occasions, the Staff has permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(2) if the proposals would cause the company to violate state law by breaching an existing contract. *See General Electric Co.* (avail. Dec. 31, 2009, *recon. denied* Feb. 24, 2010); *Bank of America Corp.* (avail. Feb. 26, 2008, *recon. denied* Mar. 3, 2008); *Hudson United Bancorp (Recon.)* (avail. Mar. 2, 2005); *NetCurrents, Inc. (Recon.)* (avail. June 1, 2001); *Sensar Corp.* (avail. May 14, 2001); *Whitman Corp.* (avail. Feb. 15, 2000); *BankAmerica Corp.* (avail. Feb. 24, 1999). For example, in *General Electric*, the Staff concurred that the company could exclude a proposal to rescind a contract for the development of cellular assay products using human embryonic stem cells, as rescission would cause a company subsidiary "to breach the [contract] under Delaware law." Similarly, in *Bank of America*, the Staff concurred that the company could exclude from its proxy statement a proposal requesting information about any of the company's compensation consultants because implementation of the proposal would have required the company to breach the confidentiality provisions of its agreement with its consultant at the time and, thus, violate North Carolina law.

The Staff also has concurred with the exclusion under Rule 14a-8(i)(2) of other shareholder proposals that request changes to a company's board structure or composition in contravention of applicable law. For instance, the proposal in *Johnson & Johnson* (avail. Feb. 16, 2012) sought to limit the ability of the board of directors to appoint directors to the compensation committee if such directors received a certain number of "no" or "withhold" votes in a director election. The Staff concurred that the proposal could be excluded because it violated New Jersey law, which provides that decisions regarding committee composition are exclusively left to the board of directors. Likewise, in *Ball Corp.* (avail. Jan. 25, 2010, *recon. denied* Mar. 12, 2010), the Staff concurred that Ball could exclude a proposal asking the company to "take the steps necessary" to declassify its board because doing so would cause Ball to violate Indiana law, which requires certain registered companies to maintain classified boards of directors.

Similarly, implementation of the Proposal would cause the Company to violate Illinois law because the Company's contractual obligations require it to maintain a classified board structure. On November 2, 2001, the Company entered into the Blue Cross License Agreement and the Blue Shield License Agreement (collectively, the "Agreements") with the Blue Cross and Blue Shield Association ("BCBSA"). The Blue Cross License Agreement, as executed on November 2, 2001, is attached to this letter as Exhibit C, and the current version of the Blue Cross License Agreement, as amended through September 19, 2014, is attached as Exhibit D. The Blue Shield License Agreement is substantially similar to the Blue Cross License Agreement. Under Paragraph 4(d) of each of the Agreements, the Company, referred to as the "Plan" in the Agreements, is obligated "to comply with the

Membership Standards Applicable to Regular Members of BCBSA." These Membership Standards are included as Exhibit 2 to the Agreements. Membership Standard No. 1 requires the Plan's board to "ensure that the Plan follows appropriate practices of corporate governance." The Preamble to the Membership Standards provides that "[t]he Regular Member Plans shall have authority to interpret these Standards." Pursuant to the Preamble, the Regular Member Plans, acting as a body, have adopted the Guidelines to Administer Membership Standards Applicable to Regular Members, as amended through September 19, 2014 (the "Guidelines," applicable excerpt attached hereto as Exhibit E), as the authoritative interpretation of the Membership Standards. These Guidelines are binding on the Regular Member Plans, including the Company.[1]

Guideline No. 2.12b to Membership Standard No. 1 provides, in relevant part, that the Company, as a Member Plan operated on a for-profit basis, must include in its articles of incorporation a requirement that its board "be composed of three classes of directors with each class containing as close to one third of the total number of directors as possible and each class of directors serving a three year term beginning in a year in which no other class' term begins." *Id.*[2]

---

[1] The Company cannot unilaterally alter the Agreements, the Membership Standards or the Guidelines. In order to amend the Agreements or Membership Standards, a "double three-quarters vote" (approval by 75% of each of the total eligible weighted and unweighted votes of the Plans) is required. Each Plan has one unweighted vote and receives one weighted vote for each $1,000 in dues paid by the Plan. Further, a majority of the BCBSA Board of Directors present and voting is required to amend the Guidelines. The BCBSA Board is comprised of 37 directors (one for each Plan); thus all Anthem companies are represented on the Board by only one director (for Anthem, Inc.).

[2] This requirement is also disclosed on page 31 of the Company's 2013 Form 10-K, which was filed on February 20, 2014:

> Our license agreements with the BCBSA contain certain requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks, including: . . . a requirement that we divide our Board of Directors into three classes serving staggered three-year terms; . . . Failure to comply with the foregoing requirements could result in a termination of the license agreements.

A violation of Guideline No. 2.12b constitutes a violation of Membership Standard No. 1 and, in turn, Paragraph 4(d) of the Agreements. Pursuant to Paragraph 9(a) of each of the Agreements, if the Company fails to comply with Paragraph 4 of the Agreements, the "BCBSA shall have the right to issue a notice that the Plan is in a state of noncompliance," at which time an alternative dispute resolution process would begin. Paragraph 9(a) authorizes the alternative dispute resolution panel "to issue orders for specific performance and assess monetary penalties." If noncompliance continues, then the "BCBSA shall have the right to seek judicial enforcement" of the Agreements under Paragraph 9(a). Ultimately, if the Company's BCBSA licenses are terminated, the Company would no longer be permitted to sell Blue Cross and Blue Shield health insurance products and services. In addition, Paragraph 15(d)(iii) of the Agreements requires the Company to pay a fee to the BCBSA upon termination of the BCBSA licenses, which would amount to approximately $2.6 billion, as described on page 32 of the Company's 2013 Form 10-K:

> Upon termination of a license agreement, the BCBSA would impose a "Re-establishment Fee" upon us, which would allow the BCBSA to "re-establish" a Blue Cross and/or Blue Shield license in the vacated service area. The fee is set at $98.33 per licensed enrollee. As of December 31, 2013 we reported 26.6 million Blue Cross and/or Blue Shield enrollees. If the Re-establishment Fee was applied to our total Blue Cross and/or Blue Shield enrollees, we would be assessed approximately $2.6 billion by the BCBSA.

Paragraph 21 of each of the Agreements provides that the Agreements "shall be governed, construed and interpreted in accordance with the laws of the State of Illinois." The Illinois Law Opinion explains that the failure to comply with any duty imposed under a contract gives rise to a breach of contract under Illinois Law. The Company is required under the Agreements, as discussed above, to maintain a classified board, and, consistent with the terms of the Agreements, Section 6.1 of the Company's Amended and Restated Articles of Incorporation requires the Company to have a classified board. Therefore, as set forth in the Illinois Law Opinion, the Proposal, if implemented, would require the Company to eliminate its classified board structure in breach of its obligations under the Agreements to maintain a classified board, thereby causing a violation of Illinois law.

Accordingly, we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Illinois Law Opinion, implementation of the Proposal would cause the Company to violate Illinois law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Company's Vice President, Legal and Corporate Secretary, at (317) 488-6562.

Sincerely,



Amy Goodman

Enclosures

cc: Kathleen S. Kiefer, Anthem, Inc.
John Chevedden